Mail Stop 4561

March 30, 2009

Mr. Kevin P. Shone
Senior Vice President and Chief Financial Officer
Unica Corporation
170 Tracer Lane
Waltham, MA 02451-1379

> **Re:** **Unica Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 000-51461**

Dear Mr. Shone:

We have reviewed your response letter dated March 4, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 18, 2009.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Goodwill and Acquired Intangible Assets, page 70

1.   Your response to prior comment number 9 indicates that you use the income approach as well as the market approach to determine the fair value of your reporting units. However, we note that your disclosures on page 70 only indicate that you use an income approach. Please advise. Your response also indicates

that you apply a weighting to the result of each approach. Please revise in future filings to disclose the weighting used. As part of your response, please explain to us how you determined this weighting.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief